                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                            FIELDWORKS, INCORPORATED
                            ------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   31659 P 10 3
                                ------------------
                                 (CUSIP Number)


                               Michael E. Johnson
                               Robert D.D. Forbes
                         Glenmount International, L.P.
                       19200 Von Karman Avenue, Suite 400
                         Irvine, California  92612-8512
                                 (949) 475-0055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                DECEMBER 1, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

------------------------------                              --------------------
CUSIP NO. 31659 P 10 3                                      Page 2 of 12 Pages
------------------------------                              --------------------


--------------------------------------------------------------------------------

1        Name of Reporting Person
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Industrial-Works Holding Corp.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [_]
         (b)  [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)        [_]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

  NUMBER OF       7        SOLE VOTING POWER
   SHARES
 BENEFICIALLY              4,250,000 Shares
                  --------------------------------------------------------------
  OWNED BY        8        SHARED VOTING POWER
    EACH
  REPORTING                NONE
                  --------------------------------------------------------------
 PERSON WITH      9        SOLE DISPOSITIVE POWER

                           4,250,000 Shares
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           NONE
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,250,000 Shares
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
         [X]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         Approximately 32 %. (Based on 8,894,426 Shares reported as outstanding as of November 9, 1999)
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------
CUSIP NO.  31659 P 10 3
-------------------------------                    ----------------------------
                                                   Page 3 of 12 Pages
                                                   ----------------------------

--------------------------------------------------------------------------------

1       Name of Reporting Person
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Glenmount International, L.P.
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [_]
        (b) [X]

--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------

  NUMBER OF          7     SOLE VOTING POWER
   SHARES
 BENEFICIALLY              4,250,000 Shares
                     -----------------------------------------------------------
  OWNED BY
    EACH             8     SHARED VOTING POWER
  REPORTING
 PERSON WITH               NONE Shares
                     -----------------------------------------------------------

                     9     SOLE DISPOSITIVE POWER

                           4,250,000 Shares
                     -----------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                           NONE Shares
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,250,000 Shares
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [X]

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

        Approximately 32 %. (Based on 8,894,426 Shares reported as outstanding as of November 9, 1999)
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------
CUSIP NO.  31659 P 10 3
-------------------------------                   -----------------------------
                                                  Page 4 of 12 Pages
                                                  -----------------------------

--------------------------------------------------------------------------------

1        Name of Reporting Person
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Glenmount, LLC
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [_]
         (b) [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

  NUMBER OF         7     SOLE VOTING POWER
   SHARES
 BENEFICIALLY             4,250,000 Shares
                    ------------------------------------------------------------
  OWNED BY          8     SHARED VOTING POWER
    EACH
  REPORTING               NONE Shares
                    ------------------------------------------------------------
 PERSON WITH        9     SOLE DISPOSITIVE POWER

                          4,250,000 Shares
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          NONE Shares
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,250,000 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         Approximately 32%. (Based on 8,894,426 Shares reported as outstanding as of November 9, 1999)
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------
CUSIP NO.  31659 P 10 3
-------------------------------                   ------------------------------
                                                  Page 5 of 12 Pages
                                                  ------------------------------

--------------------------------------------------------------------------------

1         Name of Reporting Person
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Glenmount Investment, LLC
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [_]
          (b) [X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER
   SHARES
 BENEFICIALLY                      4,250,000 Shares
                         -------------------------------------------------------
  OWNED BY               8         SHARED VOTING POWER
    EACH
  REPORTING                        NONE Shares
                         -------------------------------------------------------
 PERSON WITH             9         SOLE DISPOSITIVE POWER

                                   4,250,000 Shares
                         -------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER

                                   NONE Shares
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,250,000 Shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
          [X]

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          Approximately 32 %. (Based on 8,894,426 Shares reported as outstanding as of November 9, 1999)
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------
CUSIP NO.  31659 P 10 3
---------------------------------                       ------------------------
                                                        Page 6 of 12 Pages
                                                        ------------------------

--------------------------------------------------------------------------------

1        Name of Reporting Person
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael E. Johnson

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [_]
         (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

  NUMBER OF           7        SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  4,250,000 Shares
                      ----------------------------------------------------------
  OWNED BY            8        SHARED VOTING POWER
    EACH
 REPORTING                     NONE Shares
                      ----------------------------------------------------------
PERSON WITH           9        SOLE DISPOSITIVE POWER

                               4,250,000 Shares
                      ----------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                               NONE Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,250,000 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         Approximately 32 %. (Based on 8,894,426 Shares reported as outstanding as of November 9, 1999)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------
CUSIP NO.  31659 P 10 3
----------------------------------                      ------------------------
                                                        Page 7 of 12 Pages
                                                        ------------------------

--------------------------------------------------------------------------------

1         Name of Reporting Person
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert D.D. Forbes

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [_]
          (b) [X]

--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------

4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
--------------------------------------------------------------------------------

  NUMBER OF               7        SOLE VOTING POWER
   SHARES
BENEFICIALLY                       4,250,000 Shares
                          ------------------------------------------------------
  OWNED BY                8        SHARED VOTING POWER
    EACH
 REPORTING                         NONE Shares
                          ------------------------------------------------------
PERSON WITH               9        SOLE DISPOSITIVE POWER

                                   4,250,000 Shares
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                   NONE Shares
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,250,000 Shares
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
          [X]

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          Approximately 32%. (Based on 8,894,426 Shares reported as outstanding as of November 9, 1999)
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    This statement on Schedule 13D ("Statement") is filed by Industrial-Works Holding Corp., a Delaware corporation ("IWH"), Glenmount International, L.P., a Delaware limited partnership and sole shareholder of IWH ("GILP"), Glenmount, LLC, a Delaware limited liability company and manager of GILP ("GLLC"), Glenmount Investment, LLC, a Delaware limited liability company and the general partner of GILP ("GILC"), and the managers of GLLC to report their interest in shares of a new class of Preferred Stock (the "Preferred Stock"), convertible into shares of Common Stock (the "Shares") of Fieldworks, Incorporated, a Minnesota corporation. The Preferred Stock is not an equity security registered under the Securities Exchange Act of 1934.

ITEM 1.   SECURITY AND ISSUER.

       (a) The name of the subject company is Fieldworks, Incorporated, a Minnesota corporation (the "Issuer"). The address of the Issuer's principal executive offices is 7631 Anagram Drive, Eden Prairie, Minnesota, 55344.

       (b) The class of equity securities to which this Statement relates is Common Stock.

ITEM 2.   IDENTITY AND BACKGROUND.

       Industrial-Works Holdings Corp. is a Delaware corporation formed on September 16, 1999, and is engaged in the business of acquiring, holding, and selling investment property, primarily in the form of securities. Its principal business address is 19200 Von Karman Avenue, Suite 400, Irvine, California 92612.

       Glenmount International, L.P. is a Delaware limited partnership organized on January 21, 1998, and is engaged in the business of acquiring, holding, and disposing of securities. Its principal business address is 19200 Von Karman Avenue, Suite 400, Irvine, California 92612.

       Glenmount, LLC is a Delaware limited liability company organized on January 21, 1998, and is engaged in the business of managing investments. Its principal business address is 19200 Von Karman Avenue, Suite 400, Irvine, California 92612.

       Glenmount Investment, LLC is a Delaware limited liability company organized on January 21, 1998, and is engaged in the business of acting as the general partner of Glenmount International, L.P. Its principal business address is 19200 Von Karman Avenue, Suite 400, Irvine, California 92612.

       Michael E. Johnson is a Managing Director of Glenmount International, L.P. He has been a director of Glenmount Investment, LLC, the general partner of Glenmount International, L.P., since February 1998. He was a founder of Glenmount International, L.P., and has been Managing Director of Glenmount, LLC, the manager of Glenmount International, L.P., since January 1998. Mr. Johnson's principal business address is 19200 Von Karman Avenue, Suite 400, Irvine, California 92612. Mr. Johnson is a United States citizen.

       Robert D.D. Forbes is a Managing Director of Glenmount International, L.P. Mr. Forbes has been a director of Glenmount Investment, LLC, the general partner of Glenmount International, L.P., since February 1998. He was a founder of Glenmount International, L.P., and has been Managing Director of Glenmount, LLC, the manager of Glenmount International, L.P., since January 1998. Mr. Forbes' principal business address in the United States is 19200 Von Karman Avenue, Suite 400, Irvine, California 92612. Mr. Forbes is a citizen of Canada.

       During the last five years, none of the persons filing this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     IWH is obtaining the funds to purchase the Shares reported on this Statement through a capital contribution from its sole shareholder, GILP. GILP is obtaining the funds from its partners through a capital call.

ITEM 4.   PURPOSE OF TRANSACTION.

     The parties filing this Statement believe that holding an interest in the Shares is an attractive investment, and that such investment will enable the Issuer to enhance its performance and provide a return to its shareholders. IWH has acquired the right to purchase 4,250,000 shares of the Preferred Stock, convertible into an equal number of Shares, and to acquire a warrant to purchase 500,000 Shares (the "Warrant") pursuant to the terms of a Securities Purchase Agreement, dated as of November 20, 1999, between the Issuer and IWH (the "Purchase Agreement"). The Securities Purchase Agreement, which is Exhibit 7.b to this Statement, contains customary covenants, conditions, representations and warranties and requires the approval of the Issuer's shareholders. In connection with its acquisition of an interest in the Issuer, IWH will be entitled to hold 3 of the 7 seats on the Issuer's Board of Directors (the "Issuer's Board"), will have the ability to control certain actions that may be taken by the Issuer, and may under some circumstances be entitled to expand the Issuer's Board to 9 and elect 5 members. In addition to the Purchase Agreement, the Issuer has entered into a Management Services Agreement and a Voting Agreement in connection with IWH's investment, the terms of which benefit IWH. A Management Services Agreement, dated as of November 20, 1999, was entered into between the Issuer and GLLC, the manager of GILP (the "Management Agreement"). Under the terms of the Management Agreement, GLLC will provide active support to the management of the Issuer for a one year term with respect to corporate strategies and financial operations, among other matters. The Voting Agreement (delivered December 1, 1999), by and among the Issuer, certain shareholders of the Issuer, and IWH (the "Voting Agreement"), provides that all parties thereto will vote their shares in favor of the transactions contemplated by the Purchase Agreement, and IWH's nominees to the Issuer's Board.

     The reporting persons expect to influence the operations of the Issuer pursuant to the terms of the Purchase Agreement, Management Agreement, and Voting Agreement. Based upon the results of their ongoing review of the Issuer's operations and economic and other considerations, including the availability of, and alternative uses of, investment funds, the reporting persons may determine to acquire additional Shares, to sell Shares, or to seek changes in the Issuer. However, aside from acquiring seats on the Issuer's Board and providing management services to the Issuer as discussed above, at this time the persons filing this Statement do not have any plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Issuer or the Shares as is listed in paragraphs (a) through (j) of Item 4 in
Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Pursuant to the terms of the Purchase Agreement, assuming approval by the Issuer's shareholders, IWH presently has a right to acquire 4,750,000 Shares, 4,250,000 directly through the acquisition and conversion of the Preferred Stock, and 500,000 upon exercise of the Warrant (which is contingent upon the Issuer's share price reaching specified levels). Based upon the number of Shares reported as outstanding on November 9, 1999, the acquisition of 4,250,000 Shares represents approximately 32% of the outstanding stock of the Issuer. The Warrant is not presently exercisable, and will be exercisable in the future only if certain conditions relating to the Issuer's share price, which conditions are outside the control of IWH, are satisfied. Therefore, the 500,000 Shares issuable upon exercise of the Warrant presently are excluded from the total number of Shares owned by, and the calculation of the number of Shares beneficially owned by, the persons filing this Statement. The Preferred Stock and the Warrant described in this Statement will be acquired pursuant to the Purchase Agreement, at a closing following approval by the Issuer's shareholders, expected to be on or before January 31, 2000.

     As the sole shareholder of IWH, GILP has indirect beneficial ownership of the Shares described in this Statement because it owns all of the interests in IWH and can influence voting, purchase or dispositions of the Shares by IWH. As the manager of GILP, GLLC may be deemed to have indirect beneficial ownership of the Shares described in this Statement because it can influence the decisions of GILP with respect to the voting, purchase or dispositions of the Shares by IWH. As the general partner of GILP, GILC may be deemed to have indirect beneficial ownership of the Shares described in this Statement because it can influence the decisions of GILP with respect to the voting, purchase or dispositions of the Shares by IWH. As Managing Directors of GLLC, and directors of GILC, each of Mr. Johnson and Mr. Forbes may be deemed to have indirect beneficial ownership of the Shares that will be directly held by IWH, and indirectly beneficially owned by each of GILP, GLLC, and GILC, because each of them can directly influence the decisions of GLLC and GILC, and therefore may control the voting and disposition of such Shares.

     If the Issuer's shareholders do not approve the transactions contemplated by the Purchase Agreement, IWH will be entitled to receive a warrant for 250,000 Shares. Such Shares are not deemed beneficially owned at this time.

     In the past sixty days, no Shares have been acquired or disposed of by the reporting persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The persons filing this Statement disclaim the existence of a group and, except as noted, disclaim beneficial ownership of the Shares held by the other persons filing this Statement. Except for the Purchase Agreement, the Voting Agreement, the Management Agreement, and the agreement among the reporting persons to file a joint statement on Schedule 13-D, there are no controls, arrangements or understandings among the reporting persons and other parties with respect to securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     7.a    Agreement to File a Joint Statement on Schedule 13-D.

     7.b Securities Purchase Agreement, dated as of November 20, 1999, by and among Fieldworks, Incorporated, and Industrial-Works Holding Corp. *

     7.c Voting Agreement by and among Fieldworks, Incorporated, certain shareholders of Fieldworks, Incorporated, and Industrial-Works Holding Corp. (Exhibit D to Securities Purchase Agreement)*

     NOTE: Items marked with a "*" have previously been filed with the Securities Exchange Commission as Exhibit 99.1 to the Form 8-K of Fieldworks, Incorporated, dated November 24, 1999, and are hereby incorporated by reference.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 1999
      -----------------


                                   INDUSTRIAL-WORKS HOLDING CORP.


                                   By: /s/ MICHAEL E. JOHNSON
                                      _________________________________
                                        Michael E. Johnson
                                        President


                                   GLENMOUNT INTERNATIONAL, L.P.

                                   By:     GLENMOUNT INVESTMENT, LLC, General
                                           Partner


                                           By: /s/ MICHAEL E. JOHNSON
                                              ________________________
                                               Michael E. Johnson
                                               Managing Director

                                           By: /s/ ROBERT D.D. FORBES
                                              ________________________
                                               Robert D.D. Forbes
                                               Managing Director


                                   GLENMOUNT INVESTMENT, LLC


                                           By: /s/ MICHAEL E. JOHNSON
                                               ________________________
                                               Michael E. Johnson
                                               Managing Director


                                           By: /s/ ROBERT D.D. FORBES
                                              ________________________
                                               Robert D.D. Forbes
                                               Managing Director

                                   GLENMOUNT, LLC


                                           By: /s/ MICHAEL E. JOHNSON
                                               ________________________
                                               Michael E. Johnson
                                               Managing Director


                                           By: /s/ ROBERT D.D. FORBES
                                               ________________________
                                               Robert D.D. Forbes
                                               Managing Director


                                   /s/ MICHAEL E. JOHNSON
                                   ____________________________________
                                   MICHAEL E. JOHNSON, an individual


                                   /s/ ROBERT D.D. FORBES
                                   ____________________________________
                                   ROBERT D.D. FORBES, an individual